Exhibit 4.21

Summary English Translation of Investment and Cooperation Agreement dated August 22, 2011 by and between Shanghai SIM-BCD Semiconductor Manufacturing Co., Ltd. and Shanghai SIMAT Microelectronics Technology Co., Ltd.

Party A: Shanghai SIM-BCD Semiconductor Manufacturing Co., Ltd.

Party B: Shanghai SIMAT Microelectronic Technology Co., Ltd.

This Agreement (“Agreement”) is entered into on August 22, 2011 by and between Party A and Party B with respect to Party A’s investment in Party B and the cooperation on the TDIP-8 project between both parties in accordance with the relevant provisions in the TDIP-8 Cooperation Agreement between the parties dated on July 8, 2011.

1. Party A will invest RMB 10 million in cash to increase Party B’s capital (of which RMB 4.2 million will be accounted for as Party B’s increased registered capital, and the remaining RMB 5.8 million will be accounted for as the corresponding share capital premium) and thereby become Party B’s shareholder. After the investment, Party A’s equity in Party B shall be 4.99%.

2. Party B agrees to use such RMB 10 million investment by Party A in accordance with the relevant provisions of the TDIP-8 Cooperation Agreement, and acknowledges that the TDIP-8 Cooperation Agreement shall be attached hereto as a schedule and shall have the same force and effect as this Agreement.

3. Party B shall ensure it has disclosed this Agreement to all of its existing shareholders completely and truthfully, and has obtained the approval by such shareholders of the investment and cooperation issues under this Agreement prior to the execution of this Agreement.

4. Party B shall truthfully disclose its own losses and liabilities prior to Party A’s investment. In no event shall Party A be liable for any losses or liabilities that are not disclosed prior to Party A’s investment. Party B agrees that its audited financial statements as of December 31, 2010 shall be attached hereto as a schedule and the evidence that Party B has disclosed its financial and operating conditions as well as its losses and liabilities as of December 31, 2010.

5. Party B shall truthfully disclose relevant information on its shareholders, finance and operations, and ensure that all information disclosed to Party A is true and reliable.

6. Either party shall have the right to terminate this Agreement by thirty days’ prior written notice if it finds that any information provided by the other party is wrong, untruthful or changed so as to materially affect the implementation of this Agreement.

7. The parties shall keep strictly confidential all information obtained in the execution and performance of this Agreement that is related to 1) the fact that this Agreement has been entered into; 2) all provisions of this Agreement; 3) negotiations on this Agreement; 4) the subject matter of this Agreement; and 5) the parties’ trade secrets. This clause shall remain effective for five years from the date of this Agreement.

8. This Agreement shall supersede all prior oral or written documents between the parties in connection with the investment and cooperation issues hereunder unless otherwise provided herein.

9. Party B shall coordinate with all of its existing shareholders to enter into definitive investment documents (the agreement for capital increase, etc.) with Party A before September 30, 2011.

10. This Agreement is made in duplicate. Party A and Party B shall hold one counterpart each, and the two counterparts shall have the same force and effect. This Agreement shall become effective on the date when it is signed and sealed by the parties’ authorized representatives.

Party A: (Signature of Authorized Representative and Corporate Seal)

Party B: (Signature of Authorized Representative and Corporate Seal)